AGL

Tel: 02 9921 2999
Fax: 02 9921 2552

AGL Energy Limited
ABN 74 115 061 375

St Leonards
72 Christie Street
St Leonards NSW [redacted]

Locked Bag 1837
[redacted]S NSW 2065
[redacted].au

07020906

5 February 2007

SUPPL

U.S. Securities and Exchange Commission,
Division of Corporation Finance,
100 F. Street, N.W.,
Washington, D.C. 20549.

Re: AGL Energy Limited -- Rule 12g3-2(b) Exemption
File No. 82-35037

Dear Sir/Madam

The enclosed information is being furnished by AGL Energy Limited ("AGL") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that AGL is subject to the Exchange Act.

Yours faithfully,

Paul McWilliams
Company Secretary

PROCESSED

FEB 1 2 2007

THOMSON
FINANCIAL

Issues Raised and Reported to the ASX

Period 4 January 2007 – 31 January 2007 (inclusive)

04/01/2007	**AGL confirms merger approach to Origin Energy**
09/01/2007	**Proposed AGL & Origin merger conference call**
09/01/2007	**AGL Presentation 09 01 07**
29/01/2007	**AGL acquires further 128MW of clean-burn gas-fired generation**
31/01/2007	**AGL reaffirms its commitment to the QGC transaction**

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/01/2007

TIME: 09:55:05

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL confirms merger approach to Origin Energy

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Energy Limited
ABN 74 115 061 375

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards NSW 2065

Locked Bag 1837
St Leonards NSW 2065
www.agl.com.au

asx & media release

4 January 2007

AGL Confirms Merger Approach to Origin Energy

Today AGL Energy confirmed it has made a preliminary merger approach to Origin Energy concerning the possibility of a nil premium scrip merger between the entities to form an integrated energy major.

AGL Energy's Managing Director Paul Anthony said "For some months we have been assessing and analysing the business benefits in putting the two entities together. This analysis has shown there to be a compelling case to merge due to the complementary business profiles of each entity. Combining the two businesses would unlock significant economic and financial benefits. It would advance the monetisation of Origin's gas reserves, reduce the requirement for AGL to acquire gas reserves and allow for a significant reduction in duplicated operating costs. These aspects are uniquely achievable in a combination of AGL and Origin.

We have been giving considerable thought to addressing matters relevant to the ACCC and are working on proposals that are designed to provide acceptable solutions to the Commission".

AGL does not intend to make further comment until a decision has been taken to either proceed or not proceed with the proposal.

Further enquiries:

Contact: Phil Breden, Company Secretary
Direct: +61 2 9921 2696
Email: pbreden@agl.com.au

ASX

AUSTRALIAN SECURITIES EXCHANGE

RECEIVED

2007 JAN -9 A 11:20

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/01/2007

TIME: 11:10:04

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Proposed AGL & Origin merger conference call

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of *ASX Listing Rules, it is mandatory to* elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

72 Christie Street
St Leonards, 2065
NSW AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW AUSTRALIA
www.agl.com.au

asx & media release

9 January 2007

Proposed AGL & Origin merger – AGL analyst presentation & conference call

AGL Energy Managing Director and CEO, Mr Paul Anthony, will today conduct an analyst conference call to discuss the benefits of the proposed merger.

Timing and dial in details appear below.

A presentation will be spoken to on the conference call. The presentation will be released to the ASX shortly before the commencement of the conference call.

While all interested parties are free to join the call, questions at the conclusion will only be taken from equity market analysts and institutional investors.

Date:	Tuesday, 9 January 2007		
Time:	1300hrs (Aust Eastern Daylight Time)		
Dial in numbers:	Toll Free Australia Wide:	1800 469 825	(no PIN)
	International	+61 2 8113 1402	(no PIN)

Further enquiries:

Media
Sue Cato
Cato Counsel
Mobile: + 61 (0) 419 282 319

Jane Counsel, Media Relations Manager
Mobile: +61 (0) 416 275 273

Investors & Analysts
Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/01/2007

TIME: 12:36:44

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Presentation 09 01 07

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

9 January 2007

AGL presentation

Further to AGL's earlier release of today, attached is the presentation which will be spoken to on the 1pm conference call.

Details of the call are:

Date:	Tuesday, 9 January 2007		
Time:	1300hrs (Aust Eastern Daylight Time)		
Dial in numbers:	Toll Free Australia Wide:	1800 469 825	(no PIN)
	International	+61 2 8113 1402	(no PIN)

Further enquiries:
Media
Sue Cato
Cato Counsel
Mobile: + 61 (0) 419 282 319

Jane Counsel, Media Relations Manager
Mobile: +61 (0) 416 275 273

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

A Transforming Opportunity



AGL Briefing

January 9, 2007

disclaimer

The information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in agl energy limited or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- has been prepared with due care and attention and is current at the date of the presentation

Actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. Before making or varying any investment in securities in agl energy limited, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

introduction

This presentation is to update the market in light of recent reporting. It has been developed without the benefit of input from Origin who are currently evaluating the proposal.

- AGL believes that the merger proposal offers unique potential to unlock significant value for both companies' shareholders. This incremental value would not be achievable by either company remaining stand-alone.
- AGL has proposed a merger of equals given the companies have the following features:
  - similar yet highly complementary business and geographic mixes
  - similar financial profiles and equity market scale
- The scale and nature of synergies are unique to this combination and are not clearly attributable to any one party (eg. removal of duplicated operating costs)
- While less common in Australia, in North America and Europe mergers of equals are common and typically mean transactions which:
  - are largely scrip based with share exchange ratios agreed with reference to historic share trading levels
  - result in both sets of shareholders each owning approximately 50% of the combined company
  - enable the financial benefits of the transaction to be shared equally amongst all shareholders
  - combine both boards of directors into one unified board
  - draw upon the best skills available from each management team
- Mergers of equal are often consummated at or close to a nil premium given they are viewed as a true merger, with no passing of control from one set of shareholders to another.

complementary profile

Origin and AGL have similar market caps and are highly complementary:

	Origin[1]	Origin share	AGL[2]
Broker Consensus NPAT (A$m)[3]:			
FY2007	346	52%	322
FY2008	438	54%	372
FY2009	462	53%	416
Aust Electricity Customers ('000)	1,746	54%	1,510
Aust Generation (MW)	704	26%	1,981
Aust. Gen Development Opps. (MW)	2,450	48%	2,700
Aust Gas & LPG Customers ('000)	1,265	41%	1,795
Aust Dual Fuel Customers ('000)	703	35%	1,300
Gas Demand (PJ per annum)	127	37%	220
Gas Reserves (PJ)	2,199	73%	800
Liquids Reserves (mmboe)	41	69%	18

	Origin	AGL
Similar financial growth profiles:		
• EPS Growth (FY07-FY09)	15.6%	13.7%
• Long term growth target	10-15%	10-15%
Similar financial leverage and credit positions:		
• Net Debt[4] / Market Equity	0.40x	0.26x
• Credit Rating (S&P)	BBB+	BBB

Source: IRESS, Bloomberg, Company Reports, ESC, ESCOSA, AGL estimates
Note: Equity accounted.
[1] Adjusted for customers acquired under Sun Retail sale process.
[2] Adjusted for customers acquired under Sun Gas sale process.
[3] Broker consensus estimates from most recent published research reports. AGL research includes ABN AMRO, Citigroup, CommSec, Credit Suisse, Deutsche Bank, GSJBW, JPMorgan, Macquarie, Merrill Lynch, UBS. Origin research includes ABN AMRO, Citigroup, CommSec, Credit Suisse, GSJBW, Merrill Lynch, UBS.
[4] Net debt of Origin and AGL adjusted to include debt associated with acquisitions of Sun Retail and Sun Gas respectively. Origin net debt partly consolidated (pro forma for Origin's 51.4% interest in Contact Energy).

creation of an integrated energy major

A merger of equals between Origin and AGL would position the combination as Australia's leading integrated energy company of world class status, capable of making the scale of investments required in Australia's growing energy sector.

- Creation of an Australian owned energy market champion, a leading:
  - integrated energy market participant in Australia
  - energy retailer in Australia
  - producer of Australian coal seam methane
  - LPG supplier in Australia, New Zealand and the Pacific Islands
  - developer/provider of Australian renewable energy
  - natural gas producer in South East Australia
- Significant portfolio of organic growth opportunities throughout Australia
- Material improvement in EPS growth and quality of earnings
- Improved platform from which to pursue other domestic and international development and acquisition opportunities

the benefits to both sets of shareholders of this combination are very significant

significant combination benefits

Combining AGL and Origin's operations offers:

- An enhanced channel to market
  - combined customer base will create an enhanced channel to market with greater scale
  - significant opportunity to improve efficiency by exploiting AGL's Phoenix initiatives to enhance customer offering and reduce cost to serve
- Portfolio enhancement to mitigate commodity risk
  - combined load profiles will reduce the cost of hedging due to increased scale and geographic diversity
  - greater physical risk mitigation: AGL's electricity demand ~5,200MW peak, generation capacity 1,981MW (including equity in JVs); Origin's electricity demand ~5,500MW peak, generation capacity 704MW (including equity in JVs)[1]
- Accelerate monetisation of gas reserves
  - AGL's gas demand 220PJ (FY06), 2P gas reserves 800PJ; Origin's gas demand 127PJ (FY06), 2P gas reserves 2,199PJ[2]
- Enhanced capital efficiency
  - optimised capex - no need to build new power plants simply to monetise gas
  - gains in capital efficiency due to increased scale and cost-out opportunities

creating Australia's leading energy major (top ASX 20) and a company of world class scale and status

[1] Australian electricity demands and generation of AGL/Origin not adjusted for divestments to meet ACCC requirements

[2] Australian gas demands and gas reserves of AGL/Origin not adjusted for divestments to meet ACCC requirements

benefits to both sets of shareholders

The unique benefits are only available to both sets of shareholders via a merger of AGL and Origin due to the distinct complementary business profiles of the two entities:

- Removal of duplicated effort and resources alone will deliver savings of circa $150m per annum

Additional benefits:

- Significant reductions in cost to serve of combined entity due to economies of scale and utilisation of AGL's new single billing and CRM systems
- Nationwide customer portfolio delivering wholesale market economies of scale and hedging diversification benefits
- National generation portfolio enhancing physical risk mitigation and facilitating a coordinated and timely development program for new generation
- Utilising AGL's extensive channel to market to accelerate monetisation of Origin's gas reserves without the need for additional capital expenditure
- Greater scale and diversity should improve capital market ratings and financing efficiency
- Merging the entities would be strongly EPS accretive for both sets of shareholders >10% per share

Combining the two entities would unlock shareholder benefits in excess of $150m per annum, only available by merging these two entities

turbocharge the integrated strategy

hunters and gatherers of value across the energy supply chains



fuel contracts | thermal fuel generation | renewable generation | Power purchase agreements | Complex hedge products and trading



Australia's leading energy retailer



upstream equity gas | contract gas | diversity of supply contracts | gas storage | diversity of haulage products



building combined growth platforms and skills to succeed across the gas and electricity energy chains

approach

A true merger of equals which recognises benefits that are available only due to the unique business profiles of AGL and Origin:

- Scrip based nil-premium MOE, with AGL and Origin shareholders each owning circa 50% of the merged entity
- In true MOE style, selection of management from both companies, combined board of directors
- A considered ACCC proposal has been developed by AGL. The proposal has yet to be discussed with the ACCC or have the benefit of Origin's input. The proposal:
    - creates a strong stand-alone NEM generator/retailer
    - offers a significant walk-in integrated national energy company with a substantial gas and electricity customer base
    - may utilise an IPO to maintain independence and maximise value of the divestment
    - ACCC issues are not expected to fundamentally impact the value creation or strategic rationale of the merger

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/01/2007

TIME: 10:02:05

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Acquires further 1280MW of clean-burn gas-fired generation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Energy Limited
ABN 74 115 061 375

72 Christie Street
St Leonards, NSW 2065
AUSTRALIA

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

Locked Bag 1837
St Leonards, NSW 2065 AUSTRALIA
www.agl.com.au

asx & media release

29 January, 2007

AGL acquires further 1,280MW of clean-burn, gas-fired generation

AGL Energy Limited (AGL) today announced it had entered agreements to purchase the 1,280 megawatt (MW) Torrens Island gas fired power station from TRUenergy for $417m including all development, gas storage and transportation rights.

The acquisition will add to AGL's rapidly growing upstream interests in generation and gas assets bringing its total generation capacity to approximately 3,170MW (~4,600MW including 100 percent of Joint Venture interests), and more importantly will add to AGL's increasing physical position of low carbon emission electricity generation portfolio.

Also as part of the transaction, AGL has entered into an agreement to sell its 180MW gas fired peaking plant at Hallett for a sum of $117m resulting in a net payment by AGL for Torrens Island power station of $300m.

AGL Managing Director Paul Anthony said "this transaction substantially adds to AGL's growing fleet of low carbon emission generating plants and accelerates AGL's four corner strategy by rapidly developing our integration of physical electricity generating capacity with our deep and loyal electricity customer base".

"Developing means to physically manage the price risk of a large retail base is a key financial risk mitigant, and this acquisition represents a significant leap forward in our strategic intent.

"Deepening our position in vital peaking and intermediate capacity plant like Torrens Island will afford AGL the direct and physical means to lower cost of goods sold and allow AGL to reduce its exposure to high cost hedge products due to the enhanced portfolio benefits of the acquisition."

Mr Anthony added that the overall economics of the acquisition were strongly financially attractive with an internal rate of return (IRR) in excess of 10% and net present value (NPV) approaching $100m. While mildly earnings per share (EPS) decretive in financial year 2008; thereafter it will become strongly EPS accretive. The acquisition is currently anticipated to be funded from existing debt facilities.

"The transaction further demonstrates new AGL's ability to work strategically with its counterparties, even its fiercest competitors, to drive solutions that satisfy the economic drivers of both parties," Mr Anthony added.

"In this case AGL satisfies a much needed requirement to meet its growing peak and intermediate load, whilst TRUenergy acquires a right-size peaking plant for its rapidly growing demand base together with further development opportunities to enhance generating capacity in the future."

Mr Anthony said the benefits delivered to AGL by owning and operating Torrens Island would enable the company to better manage its leading retail and industrial & commercial customer positions in both gas and electricity across the entire Eastern Seaboard market of Australia.

"AGL will continue to invest in generation assets across the National Electricity Market (NEM) through organic and acquisitive growth, providing the company with opportunities to further minimise its exposure to price risks and delivering access to additional profit pools."

Mr Anthony said AGL would examine existing opportunities to further expand Torrens Island's generation capacity including a biodiesel project which TRUenergy had been developing in a joint venture with another party. The project is examining the viability of constructing a bio-diesel production and distribution facility on land adjacent to the existing storage facility at TIPSB.

As is normal for transactions of this nature AGL is applying for clearance from the ACCC. AGL also believes that this transaction will fit well and further enhance the ability of a combined entity to mitigate against commodity price traps should the proposed AGL/Origin merger proceed.

Transaction Highlights & Summary

- **AGL to acquire Torrens Island (South Australia) integrated power facility for $417m ($300m net) together with associated Gas Sales Agreement and Haulage contract**
- **TRUenergy to acquire AGL's existing Hallett (South Australia) peaking power station and associated development rights for $117m**
- **Transaction enhances AGL's natural hedge between retail electricity load and generation portfolio together with increased flexibility in managing its gas requirements**
- **Delivers gas storage capabilities via WUGS, Port Campbell facility in Victoria enabling enhanced AGL portfolio flexibility between TIPS fuel requirements and AGL's South Australian and Victorian gas requirements**
- **Builds on AGL's increasingly environmentally friendly and clean burn generation portfolio**
- **Captures an attractive return on invest with NPV approaching $100m and IRR in excess of 10%**
- **Financial close scheduled for 1 July, 2007**

Further enquiries:

Media

Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
e-mail: jcounsel@agl.com.au

Investors & Analysts

Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
e-mail: gthompson@agl.com.au

FACT SHEET

TORRENS ISLAND POWER STATION ACQUISTION

ASSET DESCRIPTION

Torrens Island Power Station (TIPS) is located on Torrens Island, which is approximately 15 kilometres north-west of the Adelaide, South Australia central business district.

The power station consists of two blocks of generating units, TIPS A and TIPS B, with a total of eight (8) natural gas fired boilers and condensing steam turbines, yielding a total nameplate capacity of 1,280 MW.

TIPS is currently utilised for both peaking and intermediate duty and has an annual capacity factor of between 20% - 30%.

Natural gas is the primary fuel source although TIPS A and TIPS B can be dual-fired with both natural gas and fuel oil. Since the installation of the second natural gas supply (SEAGas) TIPS has not tended to burn oil for generation purposes other than for testing the oil firing system.

AGL Energy will acquire 100% of the TRUenergy subsidiary companies that currently own and operate TIPS pursuant to a 100 year lease from the South Australian Government, which expires June, 2100.

PLANT DETAILS

TIPS A

- Conventional boiler and condensing steam turbine plant
- 4 x 120 MW units
- Annual average gas throughput of ~ 3PJs

TIPS B

- Conventional boiler and condensing steam turbine plant
- 4 x 200 MW units
- Annual average gas throughput of ~ 22PJs

GAS SALES (FUEL) AGREEMENT & HAULAGE AGREEMENT

As part of the transaction AGL acquires a 10 year, ~300PJ Gas Sales Agreement (GSA) expiring in 2017, together with the associated SEAGas pipeline haulage contract, which expires in 2019. The combination of the GSA and Haulage contract terms, which include flexibility around delivery point, Maximum Daily and Hourly Quantities (MDQ & MHQ), and Take-or-Pay conditions (ToP), will deliver AGL material portfolio optionality in terms of supplying TIPS ongoing fuel requirements, AGL's existing South Australian retail and C&I customer base as well as exploring new business opportunities.

Augmenting both the GSA and Haulage agreement will be a Gas Swap agreement between AGL and TRUenergy which provides additional gas portfolio flexibility in operating TIPS as well as across both AGL's South Australian and Victorian retail and wholesale gas requirements.

FACT SHEET

TORRENS ISLAND POWER STATION ACQUISTION

GAS STORAGE FACILITY

AGL will also enter into a Gas Storage agreement with TRUenergy for a combination of firm and non-firm capacity at the WUGS facility at Port Campbell, Victoria with the agreement through until 2017. The facility will deliver additional interruptible gas supply as required as well as providing optionality between the AGL generation and gas market portfolios.

STAFFING

TIPS operates with a total staff compliment of approximately 170, many of whom have a long employment history at the station including the majority of the key management team. All staff will come across to AGL on transaction completion.

DEVELOPMENT OPPORTUNITIES

A number of potential expansion opportunities have previously been identified at TIPS - AGL will further assess these opportunities and progress where strategically and financially appropriate.

- **Repowering TIPSA or TIPSB** units: this could involve construction of a new gas turbine and a heat recovery steam generator which could provide steam to power an existing TIPS unit steam turbine in combined cycle mode.
- **Combined Cycle Gas Turbine (CCGT)**: the potential for the development of a 380MW CCGT plant on the TIPS site
- **Open Cycle Gas Turbines (OCGT)**: the potential for the development of an OCGT plant (2 x 160MW units)
- **Biodiesel**: potential to lease surplus fuel tanks to a party proposing to construct a biodiesel production and distribution facility on land adjacent to the tanks. The development could deliver AGL revenue from leasing land, capacity and throughput charges for use of the fuel tanks and for the provision of heat and steam, electricity and water to the proposed Biodiesel plant.

TIPS is already investigating a significant upgrade of its controls and instrumentation systems for the TIPSB generating units which are anticipated to deliver increased levels of plant operating efficiency and fuel efficiency. Indicative CAPEX is estimated at ~$40m and it is currently anticipated this project could be commissioned in 2009/2010.

OPERATIONAL FINANCIAL METRICS

Indicative, total CAPEX over calendar years 2008 to 2012 ~$48m
Indicative, total OPEX over calendar years 2008 to 2012 ~$165m

AGL FINANCIAL IMPACT & FUNDING

The transaction financial close date is scheduled for 1 July 2007 (ie commencement of AGL's 2008 financial year). AGL will provide 2008 financial year earnings guidance in conjunction with announcement of its 2007 full year financial results in August. 2008 financial year guidance will be inclusive of the TIPS transaction. Whilst on a stand alone basis mildly decretive in financial year 2008 predominantly resulting from existing hedge positions, the TIPS transaction is on average 3.9cps accretive (per annum) over the financial years 2008-2012 inclusive. These metrics do not include the potential value uplift from any external merchant product sales.

FACT SHEET

TORRENS ISLAND POWER STATION ACQUISTION

AGL FINANCIAL IMPACT & FUNDING (cont.)

AGL maintains its existing, medium term (3-5 year) forecast EPS growth of approximately 15% per annum with a targeted 60% dividend payout ratio, fully franked.

AGL has recently finalised its funding facilities following the demerger in October 2006. The net TIPS funding requirement of approximately $300m is currently intended to be met from these existing debt facilities. Full details will be provided in conjunction with AGL's 2007 interim result currently scheduled for announcement on 22 February, 2007

Torrens Island



Salisbury
To Gawler (22 km)
To Port Wakefield (73 km)
Gulf Point Marina
North Haven
Parafield
Golden Grove
To Barossa Valley (34 km)
Semaphore
Port Adelaide
Tea Tree Plaza Exchange
Grand Junction Rd
Woodville
Port Rd
Athelstone
Prospect
Grange
Grange Rd
Rostrevor
St Peters
Henley Beach
Thebarton
Magill
West Beach
Adelaide Airport
ADELAIDE
Hyde Park
Glenelg
Balhannah
Mitcham
Brighton Rd
Marion
St Marys
Belair
Hahndorf
To Murray Bridge (44 km)
Brighton
Seacliff
Blackwood
Eden Hills
Hawthorndene
Marino
Coromandel Valley
Hallett Cove
Happy Valley
N
km
Reynella
Morphett Vale
To McLaren Vale (11 km)
Main Road
Minor Road



ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/01/2007

TIME: 17:03:57

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL reaffirms its commitment to the QGC transaction

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

31 January 2007

AGL reaffirms its commitment to the QGC transaction

AGL said today that any direct comparison of its recommended offer for QGC with Santos' revised offer of 30 January 2007 was without merit and flawed in critical areas of fact and valuation.

Managing Director, Paul Anthony said "The AGL proposal delivers QGC shareholders substantial advantages, including:

- a strong independent QGC and financially viable listed entity;
- it combines the exploration and production capabilities of QGC's management with AGL's pre-eminent market development and marketing channels;
- it provides certainty of future revenue of QGC by underwriting a 540 PJ gas supply agreement extending over the next 20 years;
- it affords QGC the ability to raise substantial debt to fund future development and growth by securitising a robust gas supply agreement;
- it affords QGC valuable access rights to AGL's gas transportation agreements; and
- it forms a true cornerstone venture with Australia's largest integrated energy company on a transaction that is de-risked with ACCC clearance having already been obtained.

"On any reasonable review this is a fundamentally robust opportunity for QGC shareholders.

"AGL Energy has been in discussion with the management and board of QGC to create a viable independent entity of deep financial strength that has the opportunity to further develop QGC's extensive gas reserves with a route to market. These discussions have culminated in a legally binding agreement which AGL intends to enforce.

"We remain committed to working with QGC to bring this transaction to a successful close for the benefit of both AGL Energy's and QGC's shareholders" Mr Anthony said.

Further enquiries:

Media

Susan Cato
Direct: + 61 2 9360 6606
Mobile: + 61 (0) 419 282 319
e-mail: cato@catocounsel.com.au

Investors & Analysts

Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
e-mail: gthompson@agl.com.au

END